EXHIBIT 99.5



         Robert L. Guenther  FOR IMMEDIATE RELEASE    Brent S. Di Giorgio
         (203 240-1267                                (203) 240-7632

                   SHAWMUT RECEIVES REGULATORY APPROVAL
                          FOR NEW DARTMOUTH ACQUISITION

         HARTFORD, Conn, and BOSTON, Mass., April 28, 1994 -- Shawmut

         National Corporation (NYSE: SNC) announced today that it has received regulatory approval from the Board of Governors of the

         Federal Reserve System to acquire New Dartmouth Bank of

         Manchester, New Hampshire.



         The transaction is expected to close June 6, when the bank will be renamed Shawmut Bank NH.



         "We're pleased with the Federal Reserve action on our New

         Dartmouth application," said Joel B. Alvord, chairman and chief executive officer of Shawmut National Corporation. "But even more important than our pleasure with the decision is our confidence in knowing that the Fed has been fully satisfied with Shawmut's lending performance. The positive Fed action allows us to proceed with our plans to make New England's finest banking franchise even stronger."

         Shawmut National Corporation
         Fed Approves New Dartmouth Acquisition
         Page Two


         Robert Keller, New Dartmouth president and chief executive officer, said, "This merger with Shawmut will provide our

         customers with new products and services that could only be made available by the union of New Dartmouth with a larger

         institution. We're please to join forces with Shawmut to form New

         Hampshire's premier bank."



         Under terms of the acquisition agreement, each share of New

         Dartmouth common stock will be exchanged for Shawmut National common stock having a value of $310.95 plus 177 percent of New

         Dartmouth's adjusted net income per fully diluted share from

         October 1, 1993 through the closing date. The transaction is valued at approximately $150 million. As part of the transaction,

         Shawmut will acquire loan loss protections provided to New

         Dartmouth by the FDIC through October, 1994.



         Shawmut National Corporation also has pending agreements to acquire Peoples Bancorp of Worcester, Inc. in Worcester,

         Massachusetts; Gateway Financial Corporation of Norwalk,

         Connecticut; Cohasset Savings Bank of Cohasset, Massachusetts;

         and West Newton Savings Bank of West Newton, Massachusetts.

         Shawmut National Corporation
         Fed Approves New Dartmouth Acquisition
         Page Three


         As of March 31, Shawmut National Corporation had assets of $27.4 billion. Shawmut National is a superregional bank holding company with more than 250 branches and 450 ATM's in Connecticut,

         Massachusetts and Rhode Island. Shawmut National is a leading provider of financial services to consumers and small- to medium-

         sized businesses in the region. It also provides financial services to corporate customers, correspondent banks, and

         government units throughout New England and in select national markets.